Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155

Cascades posts a sixth consecutive quarter of improved results

November 6, 2009 — Kingsey Falls, Quebec, Cascades Inc. (CAS on the Toronto stock exchange), a leader in recovery and the manufacturing of green packaging and tissue paper products, announces its financial results for the three months ended September 30, 2009.

(All amounts in this press release are in Canadian dollars unless otherwise indicated.)

•                  Net earnings of $0.35 per share ($34 million) compared to a net loss of $0.07 per share ($7 million) in the third quarter of 2008. Excluding specific items, net earnings of $0.36 per share ($35 million) compared to net earnings of $0.06 per share ($6 million) in the same period of last year;

•                  For the first nine months of 2009, net earnings of $1.03 per share ($101 million), $0.86 per share ($84 million) when excluding specific items;

•                  Highest operating income before depreciation and amortization (EBITDA) excluding specific items in the Company’s history, $127 million, up 5% compared to the previous quarter and 44% compared to the same period of last year;

•                  Cash flow from operations excluding specific items more than doubled compared to Q3 2008 to $95 million ($0.97 per share);

•                  Net debt down by approximately $90 million in comparison to the previous quarter, notwithstanding acquisitions in the tissue paper and recovery sectors. Compared to the same period of last year, Cascades’ net debt decreased by $216 million;

•                  Two strategic acquisitions in the paper recovery sector increasing Cascades’ collection capacity by 20%, thus reaffirming the Company’s position as the largest paper collector in Canada and amongst the leaders in North America.

Financial Highlights

Selected consolidated information
(in millions of Canadian dollars, except amounts per share)	Q3/2009	Q3/2008	Q2/2009
		Note 2	Note 2

Sales	974	1,039	981
Excluding specific items(1)
Operating income before depreciation and amortization (OIBD or EBITDA)	127	88	121
Operating income from continuing operations	74	34	66
Net earnings	35	6	28
per common share	$0.36	$0.06	$0.28
Cash flow from operations (adjusted) from continuing operations	95	47	85
per common share	$0.97	$0.47	$0.87
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)(1)	129	71	130
Operating income from continuing operations	76	17	75
Net earnings (loss)	34	(7)	30
per common share	$0.35	$(0.07)	$0.30
Cash flow from operations (adjusted) from continuing operations(1)	94	43	81
per common share(1)	$0.96	$0.43	$0.83

Note 1 - see the supplemental information on non-GAAP measures note.

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

Operating income before depreciation (OIBD or EBITDA) and net earnings excluding specific items increased significantly to respectively $127 million and $35 million ($0.36 per share) in the third quarter of 2009 compared to
$88 million and $6 million ($0.06 per share) in the same period in 2008.

Excluding specific items, EBITDA also improved by $6 million in comparison to the previous quarter while net earnings increased by $7 million.

Including specific items, the operating income before depreciation and net earnings also grew substantially to reach respectively $129 million and $34 million ($0.35 per share) in the third quarter of 2009 compared to $71 million and a net loss of $7 million ($0.07 per share) for the same quarter in 2008.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated:
“We delivered very strong third quarter results in a challenging environment. Compared to the previous quarter, we experienced some selling price erosion and we faced the rapid rise of our recycled fibre costs and the Canadian dollar. However, our shipments increased by 5% and we were able to control our fixed and other variable costs to deliver the highest EBITDA in the Company’s history. Moreover, we continue to generate strong free cash flow and pay down debt.”

Results analysis for the three-month period ended September 30, 2009

In comparison with the same period last year, sales decreased by 6% to $974 million reflecting a drop in all our selling prices, an 8% fall in shipments, partly offset by the depreciation of the Canadian dollar.

Operating results however improved despite lower sales volumes and selling prices. In fact, the operating income from continuing operations more than quadrupled to $76 million compared to $17 million last year due mainly to lower raw material and energy costs as well as the depreciation of the Canadian dollar. When excluding specific items, operating income from continuing operations increased by $40 million to $74 million. The third quarter operating results include a $4 million profit resulting from the settlement of a construction mandate conducted by our engineering and project division in Western Canada.

The specific items that impacted the operating income in the third quarter of 2009 include $5 million in closure and restructuring costs, a $1 million impairment charge, as well as a $8 million unrealized gain on commodity financial instruments. In addition to these specific items, the $34 million in net earnings also reflects a $3 million foreign exchange loss on long-term debt.

Net debt decreased by $88 million compared to June 30th 2009 and the ratio of net debt to EBITDA excluding specific items in the last twelve months decreased from 4.0x in the second quarter of 2009 to 3.5x in the third quarter of 2009.

Finally, through the Pulp & Paper Green Transformation Program of the Canadian Government, Cascades expects to receive $6.1 million in investment credits to apply against energy and environmental efficiency projects through March 31, 2012.

Near term outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “Looking ahead to the fourth quarter, while we are encouraged by the recent improvement in demand and the relative stability of most of our selling prices, we expect lower volumes due to normal seasonality and planned maintenance downtimes. In addition, we anticipate slightly higher fibre and energy costs. We also remain cautious in regards to short term business conditions given the uncertain economic climate in North America.”

Dividend on Common Shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid December 18, 2009 to shareholders of record at the close of business on December 4, 2009. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the third quarter of 2009, in accordance with its normal course issuer bid program, Cascades purchased 120,818 shares at an average price of $5.71. Since the beginning of the year, Cascades has purchased for cancellation 1,202,018 common shares at an average price of $2.48 per share representing an aggregate amount of approximately $3 million.

Supplemental information on non-GAAP measures

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q3/2009	Q3/2008	Q2/2009
		Note 2	Note 2

Net earnings (loss)	34	(7)	30
Non-controlling interest	—	1	—
Share of results of significantly influenced companies	(3)	(2)	(2)
Provision for (recovery of) income taxes	17	(2)	17
Loss on derivative financial instruments on long-term debt	—	—	2
Foreign exchange loss on long-term debt	3	—	3
Interest expense	25	27	25

Operating income	76	17	75
Specific items :
Loss on disposal and others	—	—	1
Impairment loss	1	—	—
Closure and restructuring costs	5	4	3
Unrealized loss (gain) on financial instruments	(8)	13	(13)
	(2)	17	(9)

Operating income - excluding specific items	74	34	66

Depreciation and amortization	53	54	55

Operating income before depreciation and amortization (OIBD) - excluding specific items(1)	127	88	121

Note 1 - also refers to earnings before interests, taxes, depreciation and amortization (EBITDA).

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share (1)
(in millions of Canadian dollars, except amounts per share)	Q3/2009	Q3/2008	Q2/2009	Q3/2009	Q3/2008	Q2/2009
		Note 2	Note 2		Note 2	Note 2

As per GAAP	34	(7)	30	$0.35	$(0.07)	$0.30
Specific items :
Loss on disposal and others	—	—	1	$—	$—	$—
Impairment loss	1	—	—	$0.01	$—	$—
Closure and restructuring costs	5	4	3	$0.03	$0.03	$0.02
Unrealized loss (gain) financial instruments	(8)	13	(13)	$(0.06)	$0.10	$(0.09)
Loss on derivative financial instruments on long-term debt	—	—	2	$—	$—	$0.02
Foreign exchange loss on long-term debt	3	—	3	$0.03	$—	$0.03
Tax effect on specific items	—	(4)	2
	1	13	(2)	$0.01	$0.13	$(0.02)

Excluding specific items	35	6	28	$0.36	$0.06	$0.28

Note 1 - specific amounts per share are calculated on an after-tax basis.

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of Canadian dollars, except amounts per share)	Q3/2009	Q3/2008	Q2/2009	Q3/2009	Q3/2008	Q2/2009

Cash flow provided by operating activities	117	22	82
Changes in non-cash working capital components	(23)	21	(1)
Cash flow (adjusted) from operations	94	43	81	$0.96	$0.43	$0.83
Specific items :
Gains or losses on disposals and others	—	—	1	—	—	—
Closure and restructuring costs, net of current income tax	1	4	3	$0.01	$0.04	$0.04

Excluding specific items	95	47	85	$0.97	$0.47	$0.87

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information: MEDIA Hubert Bolduc Vice-President, Communications and Public Affairs (514) 912-3790 INVESTORS Didier Filion Director, Investor relations (514) 282-2697	Source: Christian Dubé Vice-President and Chief Financial Officer